Mail Stop 3561

									November 9, 2005


Mr. Marcello Bottoli
President and Chief Executive Officer
Samsonite Corporation
11200 East 45th Avenue
Denver, CO 80239

      Re:	Samsonite Corporation
      Form 10-K for the Fiscal Year Ended January 31, 2005
      Filed April 29, 2005
      File No. 0-23214

Dear Mr. Bottoli:

	We have reviewed your response letter filed on November 3,
2005
to our comment letter dated October 20, 2005 and have the following comment. Please provide a written response to our comment.
Please
be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2005

(2) Refinancing, Recapitalization and Convertible Preferred Stock, page F-11

1. We have reviewed your response to comment 4 in our letter dated October 20, 2005, noting that you had obtained affirmative voting agreements at May 1, 2003 signed by over half the holders of your outstanding common stock and old preferred stock. Please support your selection of May 1, 2003 as the commitment date by providing us with further detail regarding the shareholder approval process, including whether or not the transaction became legally enforceable with all holders of old preferred stock once majority approval was obtained. Please also tell us whether or not your indenture agreement contained a solicitation period during which the shareholders could have revoked their agreements prior to the issuance date. If there was such a solicitation period, please tell us how you determined that a May 1, 2003 commitment date was appropriate under the circumstances.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 if you have questions regarding the comment on the financial statements and related matters.  Please contact me at (202) 551-
3716
with any other questions.


								Sincerely,



									William Choi
									Accounting Branch
Chief


Mr. Marcello Bottoli
Samsonite Corporation
November 9, 2005
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